CHESAPEAKE LODGING TRUST

4300 Wilson Boulevard, Suite 625

Arlington, Virginia 22203

August 7, 2018

VIA EDGAR

Ms. Shannon Sobotka

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 15, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 1, 2018

File Nos. 1-34572

Dear Ms. Sobotka:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated July 12, 2018 (the “Letter”) with respect to the above-referenced periodic filings of Chesapeake Lodging Trust (the “Trust”) with the Commission.

For convenience of reference, the Staff’s comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s response.

Form 10-Q for the quarterly period ended March 31, 2018

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 10

1.	Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 in relation to your revenues from contracts with customers.

RESPONSE: The Trust respectfully advises the Staff that the Trust carefully considered the above-referenced requirements in determining its disclosures related to the Trust’s adoption of the new accounting guidance for recognition of revenue from contracts with customers.

The Trust believes that the investing public is generally familiar with and has an understanding of the short-term, day to day nature of the various revenue streams (i.e., rooms, food and beverage, and other hotel revenues) associated with hotel operations, such as those reported on the Trust’s consolidated statements of operations. The Trust notes that these short-term, day to day revenues do not require management to exercise significant judgments in applying the revenue recognition guidance found in ASC 606, nor does recognition of these revenues contain any significant uncertainties as to timing or amount. Accordingly, as a result of these two factors, the Trust’s revenue recognition disclosures in its first two quarterly reports since adoption of the new accounting guidance were not significantly expanded. The Trust acknowledges the Staff’s comment and, in future filings, commencing with the Trust’s quarterly report on Form 10-Q for the third quarter of 2018, the Trust proposes to augment its disclosures regarding its revenue recognition policy to read substantially as set forth below:

Revenue Recognition—Revenues from operations of the hotels are recognized when goods and services are provided and the performance obligations are satisfied, net of any sales, occupancy, or other similar taxes collected from customers. Revenues consist of room sales, food and beverage sales, and other hotel revenues and are presented on a disaggregated basis on the consolidated statements of operations.

Room revenue is generated through short-term contracts with customers whereby customers agree to pay a daily rate for the right to use hotel rooms for one or more nights. The Trust’s performance obligations are fulfilled at the end of each night that the customers are provided the rooms and room revenue is recognized daily at the contract rate in effect for each room night.

Food and beverage revenue is generated when customers agree to pay for food and beverage at a hotel’s restaurant or bar outlets or for banquet and catering services at a hotel. The Trust’s performance obligations are fulfilled at the time that the food and beverage is provided or when the banquet facilities and related dining and other amenities (e.g., audio visual services) are provided.

Other revenue (e.g., parking, marina, resort and cancellation fees, theater, leasing, spa, telephone, and gift shop sales) is recognized at the point in time or over the time period that the associated good or service is provided. Ancillary services (e.g., parking) at certain hotels are provided by third parties and the Trust assesses whether the Trust is the principal or agent in such arrangements. If the Trust is determined to be the agent, revenue is recognized based upon the commission earned from the third party on the provided service. If the Trust is determined to be the principal, revenue is recognized based upon the gross contract price of the provided service. Certain of the Trust’s hotels have retail spaces, restaurants or other spaces which the Trust leases to third parties. Lease revenue is recognized on a straight-line basis over the life of the lease and included within other revenue.

Advance deposits are generally provided when a customer or group of customers provides a deposit for a future stay or banquet event at the Trust’s hotels. Advance deposits are converted to revenue when the associated goods or services are provided to the customer or when a customer with a noncancellable reservation fails to arrive for part or all of the reservation. Conversely, advance deposits are generally refundable upon guest cancellation of the related reservation within an established period of time prior to the reservation.

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Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (571) 349-9452 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Douglas W. Vicari
Douglas W. Vicari
Executive Vice President and Chief Financial Officer Chesapeake Lodging Trust

cc:	James L. Francis

Graham J. Wootten

Chesapeake Lodging Trust

Kevin L. Vold

Polsinelli PC